UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated May 27, 2011, announcing the Company’s financial results for the three months ended March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: June 8, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill reports first quarter 2011 results

Hamilton, Bermuda, May 27, 2011 - Seadrill reports first quarter 2011 results:

Highlights

•	Seadrill generates first quarter 2011 EBITDA of US$573 million

•	Seadrill reports first quarter 2011 net income of US$823 million and earnings per share of US$1.84

•	Seadrill distributes cash dividend of US$0.75 per share

•
Seadrill establishes a harsh environment focused drilling company, North Atlantic Drilling Ltd, subscribe for 75% of the shares in a US$1.7 billion private placement, lists the company on the Norwegian OTC and transfers five existing drilling units with contracts and staff, and one unit under construction to the new company

•	Seadrill orders a new harsh environment jack-up rig to be named West Linus and signs a five-year contract with ConocoPhillips

•	Seadrill orders two new tender rigs and signs five-year contracts for both units with Chevron

•	Seadrill takes delivery of one ultra-deepwater semi-submersible rig and one semi-tender rig

•	Seadrill subsidiary Seawell completes the merger with Allis-Chalmers Energy Inc in late February, leading to a reduction in Seadrill's shareholding to 36.5% and a deconsolidation in Seadrill accounts

Subsequent events

•	Seadrill exercises its right to call the remaining US$750 million of the 2012 convertible bond

•	Seadrill repurchases 2.5 million of its own common shares

•	Seadrill orders a new ultra-deepwater drillship at Samsung for an all-in cost of US$600 million

•	Seadrill secures new contracts with an estimated value of US$1.2 billion

•	Seadrill orders a new tender rig for a total consideration of US$115 million

•	Seadrill agrees to sell the jack-up rig West Juno for a total consideration of US$248.5 million

•	Seadrill transfers the construction contract and drilling contract for jack-up rig West Linus to North Atlantic Drilling Ltd

First quarter results
Seadrill today reports consolidated revenues for the first quarter 2011 of US$1,110 million compared to US$1,169 million for the fourth quarter 2010.

Operating profit for the first quarter was US$430 million, down from US$479 million in the fourth quarter 2010, which included US$26 million in gain on sale of the jack-up rig West Larissa. The results for the first quarter were also impacted by lower contribution from Floaters, Tender Rigs and Well Services, following the deconsolidation of Archer/Seawell.

Operating profit from the Floaters was US$312 million as compared to an operating profit of US$322 million in the fourth quarter 2010.

Operating profit from the Jack-up Rigs amounted to US$64 million as compared to an operating profit of US$40 million in the fourth quarter, adjusted for the US$26 million gain on sale of West Larissa in the same quarter 2010.

Operating profit from the Tender Rigs was US$49 million, down from US$75 million in the fourth quarter 2010. The decrease was due to certain non-recurring revenues being recorded in the fourth quarter and the West Menang being idle in the first quarter.

Operating profit from Well Services was US$5 million, down from US$18 million in the preceding quarter, as Well Services was deconsolidated from the Seadrill accounts in February.

Net financial items for the first quarter amounted to a gain of US$441 million as compared to a loss of US$176 million in the previous quarter. The improvement is mainly related to a gain of US$477 million recognized in connection with the deconsolidation of Well Services that triggered an adjustment of the book value of our holding to reflect the market value of the underlying shares.

Income before income taxes amounted to US$871 million, while income taxes were US$48 million.

Net income for the quarter amounted to US$823 million and earnings per share were US$1.84 for the first quarter.

Chief Executive Officer in Seadrill Management AS Alf C Thorkildsen says in a comment, "We are pleased to report another solid quarter for Seadrill reflecting a strong underlying operational performance. Furthermore, over the last three months Seadrill has secured new contracts for approximately US$1.2 billion. These contracts demonstrate the continued strength of the market for quality drilling units. In response to our solid operations, strong contract backlog and favorable market outlook, we are pleased to announce a quarterly cash dividend of US$0.75."

For further information, please see the first quarter 2011 report attached.

Analyst contact
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachments
Fleet Status Report
First quarter 2011 report

Seadrill Limited (SDRL) - First quarter 2011 results

Highlights
•	Seadrill generates first quarter 2011 EBITDA*) of US$573 million
•	Seadrill reports first quarter 2011 net income of US$823 million and earnings per share of US$1.84
•	Seadrill distributes quarterly cash dividend of US$0.75 per share
•
Seadrill establishes a harsh environment focused drilling company, North Atlantic Drilling Ltd, subscribes for 75% of the shares in a US$1.7 billion private placement, lists the company on the Norwegian OTC and transfers five existing drilling units with drilling contracts and staff, and one unit under construction to the new company

•	Seadrill orders a new harsh environment jack-up rig to be named West Linus and signs a five-year contract with ConocoPhillips
•	Seadrill orders two new tender rigs and signs five-year contracts for both units with Chevron
•	Seadrill takes delivery of one ultra-deepwater semi-submersible rig and one semi-tender rig
•	Seadrill subsidiary Seawell completes the merger with Allis-Chalmers Energy Inc in late February reducing Seadrill's shareholding to 36.4% and a deconsolidation in Seadrill accounts

Subsequent events
•	Seadrill exercises its right to call the remaining US$750 million of the 2012 convertible bond
•	Seadrill repurchases 2.5 million of its own common shares
•	Seadrill orders a new ultra-deepwater drillship at Samsung for an all-in cost of US$600 million
•	Seadrill secures US$1.3 billion worth of new contracts
•	Seadrill orders a new tender rig for a total consideration of US$115 million
•	Seadrill agrees to sell the jack-up rig West Juno for a total consideration of US$248.5 million
•	Seadrill transfers the construction contract and drilling contract for jack-up rig West Linus to North Atlantic Drilling Ltd

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
In response to the increase in number of drilling units in operation and the deconsolidation of Seawell, we have reviewed our internal reporting structure including the operating and reporting business segments, and have decided to change our reporting segments with effect from January 1, 2011, and report our results in the following segments: Floaters, Jack-up Rigs and Tender Rigs.

In the first quarter 2011, the contribution from Seawell is reported as a separate segment, Well Services, up to the point of the consummation of the merger with Allis-Chalmers Energy Inc. at the end of February and thereafter as an investment in associated companies under other financial items.

First quarter results
Consolidated revenues for the first quarter of 2011 amounted to US$1,110 million as compared to US$1,169 million in the fourth quarter of 2010.

Operating profit for the quarter was US$430 million down from US$479 million in the preceding quarter. The US$49 million reduction was due to US$26 million in gain on sale of the jack-up rig West Larissa in the fourth quarter and lower contribution from our Floaters, from US$322 million to US$312 million, Well Services, from US$18 million to US$5 million, and Tender Rigs, from US$75 million to US$49 million. The decrease in contribution from Tender Rigs was due to certain non-recurring revenues being recorded in fourth quarter and the rig West Menang being idle in the first quarter. The Jack-Up Rigs segment, adjusted for the mentioned gain on sale, increased their contribution from US$40 million to US$64 million.

Net financial items for the quarter amounted to a gain of US$441 million compared to a loss of US$176 million in the previous quarter. The improvement is mainly related to a gain of US$477 million recognized in connection with the deconsolidation of Seawell. The deconsolidation triggered an adjustment of the book value of our holding to reflect the market value of the underlying shares. In addition, interest expenses were reduced from US$109 million to US$77 million whereas derivative financial instruments delivered a gain of US$41 million compared to a gain of US$77 million in the fourth quarter.

Income taxes for the first quarter were US$48 million.

Net income for the quarter was US$823 million and basic earnings per share of US$1.84.

Balance sheet
As of March 31, 2011, total assets amounted to US$18,573 million, up from US$17,497 million as of December 31, 2010.

Total current assets decreased from US$2,883 million to US$2,765 million over the course of the quarter. The decrease was primarily related to the deconsolidation of our Well Services segment.

Total non-current assets increased from US$14,614 million to US$15,808 million. The US$1,194 million increase was mainly due to the acquisition of two ultra-deepwater rigs under construction from Lloyds Bank and Seawell being accounted for as investment in an associated company.

Total current liabilities decreased from US$2,514 million to US$2,312 million. Long-term interest bearing debt increased from US$8,176 million to US$8,838 million over the course of the quarter. Net interest bearing debt was US$8,974 million compared to US$8,377 million as of December 31, 2010. In the first quarter, Seadrill repaid US$609 million of debt.

Total equity increased from US$5,937 million as of December 31, 2010 to US$6,206 million as of March 31, 2011. The increase is related to contribution from net income for the quarter and unrealized gain on marketable securities, offset by dividend paid during the quarter.

Cash flow
As of March 31, 2011, cash and cash equivalents amounted to US$824 million, which corresponds to an increase of US$69 million as compared to year-end 2010. Net cash from operating activities for the period was US$509 million whereas net cash used in investing activities for the same period amounted to US$1,330 million, primarily related to the acquisition of two ultra-deepwater rigs under construction in January and milestone payments on our newbuilds. Net cash from financing activities was US$883 million consisting of US$890 million in net proceeds from debt and US$425 million raised in private placement in North Atlantic Drilling Ltd, offset by US$385 million paid in dividend and US$47 million in other miscellaneous payments.

Outstanding shares
As of March 31, 2011, the issued common shares in Seadrill Limited totaled 443,088,509 adjusted for our holding of 219,978 treasury shares. We had at the same time 5.0 million options outstanding under various share incentive programs for management, out of which approximately 1.4 million are vested and exercisable.

On April 7, 2011, we exercised our right to redeem the outstanding loan amount of US$749.4 million remaining of the US$1,000 million five-year convertible bond maturing in 2012. Settlement was completed on May 10, 2011 when US$721.2 million of the remaining outstanding loan was settled through issuance of 25,942,446 new shares and a further US$28.2 million was redeemed at par value plus interest. In order to reduce the dilution effect from issuance of new shares, we repurchased 2,500,000 shares at an average price of NOK183.66 equivalent to US$34.25 per share in the period between April 18 and May 12, 2011. As of May 27, 2011, the total number of issued and outstanding shares is 466,555,243 adjusted for 2,695,690 in treasury shares.

Operations
Offshore drilling units
Seadrill had 42 offshore drilling units in operation (including the five tender rigs owned by Varia Perdana) in North Europe, US Gulf of Mexico, South Americas, West Africa, Middle East and Southeast Asia and 3 units stacked during the first quarter.

For our floaters (drillships and semi-submersible rigs) the economical utilization rate averaged 94 percent compared to 93 percent in the fourth quarter. The utilization for the floaters was hampered by the BOP challenges on West Phoenix as mentioned in our fourth quarter report, which kept the rig out of operation for five weeks  For our jack-up rigs, the average economical utilization was 99 percent for the units in operation compared with 97 percent in the fourth quarter. If we include Offshore Resolute, which was idle during the quarter, the utilization rate for our jack-up rigs was 93 percent, slightly up from 92 percent in the preceding quarter. The economical utilization rate for our tender rigs averaged 99 percent for the units in operation in line with the fourth quarter. If we include T8 and West Menang, which were idle during the quarter, utilization reduces to 81 percent compared to 90 percent in the preceding quarter.

Table 1.0 Contract status offshore drilling units

Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha **	BG Consortium	Norway	May 2009	Feb 2013
West Aquarius	Exxon	Southeast Asia/China	Feb 2009	Feb 2013
West Capricorn (NB*)		Singapore – Jurong Shipyard
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky	China	Nov 2008	May 2013
West Leo (NB*)		Singapore – Jurong Shipyard
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Pegasus (NB*)	PEMEX	In transit to Mexico	Aug 2011	Aug 2016
West Phoenix **	Total	Norway	Jan 2009	Dec 2014
West Sirius	BP	US Gulf of Mexico	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture **	Statoil	Norway	Aug 2010	Jul 2015

Unit	Current client	Area of location	Contract start	Contract expiry

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Angola	Sep 2010	Sep 2012
West Navigator **	Shell	Norway	Jan 2009	Dec 2012
West Polaris	Exxon	Brazil	Oct 2008	Oct 2012
West Auriga (NB*)		South Korea – Samsung Shipyard
West Tellus (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)		South Korea – Samsung Shipyard

HE Jack –ups
West Elara (NB*) **	Statoil	Singapore – Jurong Shipyard	Oct 2011	Oct 2016
West Epsilon **	Statoil	Norway	Dec 2010	Dec 2014
West Linus (NB*) **	ConocoPhillips	Singapore – Jurong Shipyard	Dec 2013	Dec 2018

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2009	Jan 2012
Offshore Defender	Petrobras	Brazil	Mar 2010	Feb 2012
Offshore Freedom	Odfjell	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	Odfjell	Saudi Arabia / Kuwait	May 2009	Nov 2012
Offshore Mischief	Anadarko	Brazil	Jul 2010	Nov 2011
Offshore Resolute	BHP Billiton	Vietnam	May 2011	Aug 2011
Offshore Vigilant	Cardon IV	Venezuela	Aug 2010	Oct 2011
West Ariel	VSP	Vietnam	Nov 2009	Dec 2011
West Callisto	Premier Oil	Indonesia	Aug 2010	Nov 2011
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus	PCPPOC	Malaysia	Aug 2008	Aug 2011
West Juno ***	Rimbunan Petrogas	Andaman Sea	May 2011	Jun 2011
West Leda	PT Pan	Indonesia	Nov 2010	May 2011
West Prospero	VSP	Vietnam	Nov 2010	Dec 2011
West Triton	CPOC	Malaysia	Dec 2010	Nov 2011
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)		Singapore – Jurong Shipyard
West Telesto (NB*)		China – Dalian Shipyard
West Oberon (NB*)		China – Dalian Shipyard

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jul 2013
T7	Chevron	Thailand	Nov 2006	Oct 2011
T8 ****		Singapore
T11	Chevron	Thailand	May 2008	May 2013
T12	Chevron	Thailand	Apr 2011	Apr 2014
T15 (NB*)	Chevron	China – COSCO Shipyard	May 2013	May 2018
T16 (NB*)	Chevron	China – COSCO Shipyard	Nov 2013	Nov 2018
T17 (NB*)		China – COSCO Shipyard
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	ConocoPhillips	Indonesia	Jan 2009	Dec 2011
West Jaya (NB*)	BP	Singapore	Sep 2011	Sep 2013
West Menang	Murphy	Singapore	Jul 2011	Jan 2013
West Pelaut	Shell	Brunei	Apr 2009	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Apr 2010	July 2015

*	Newbuilding under construction or in mobilization to its first drilling assignment.
**	Owned by our subsidiary NADL in which we own 75 percent of the outstanding shares.
***	Seadrill has entered into an agreement to sell the unit, a transaction, which is expected to be completed in end of June or in July 2011.
****	Usable equipment has been removed from the T8 unit, and the barge has been decided sold for scrap.

North Atlantic Drilling Ltd
On February 15, 2011, the Board of Seadrill resolved to establish a new subsidiary focused entirely on harsh environment operations named North Atlantic Drilling ("North Atlantic"). 1 billion new ordinary shares were issued at a price of US$1.7 per share of which Seadrill subscribed for 750 million shares, corresponding to 75 percent ownership in the new company. The remaining 25 percent of the shares was primarily subscribed by American and European shareholders. North Atlantic was listed on the Norwegian OTC list in February and the transfer of associated assets, companies, contracts and staff was completed on April 1, 2011. In order to finance the transaction, North Atlantic secured a US$2 billion credit facility from commercial banks and issued a US$500 million seven-year bond loan with a coupon of 7.75% that was subscribed for by Seadrill. At completion, North Atlantic had a fleet of five harsh environment units in operation and one new harsh environment jack-up rig under construction. North Atlantic has since then taken over the construction contract and drilling contract for another new harsh environment rig to be named West Linus. The Board of North Atlantic has decided to proceed with a listing of the company's shares on the Oslo Stock Exchange later this year.

North Atlantic's first quarter of operations will be the second calendar quarter in 2011, which will be reported in August this year. The company will subsequently commence distribution of its committed quarterly dividend of minimum US$0.03 per share with payment in September 2011.The market for offshore drilling rigs in the North Atlantic has tightened significantly since the OTC listing. In Norway, the number of rigs currently in the region with availability before 2013 is limited to one rig following recent fixtures. This together with other positive developments in NADL such as a new contract for the mid-water semi-submersible rig West Alpha and the West Linus project have strengthened the Board's market confidence, including the possibility to increase the dividend for NADL going forward. Furthermore, the company is committed to build shareholder value and is actively evaluating consolidation opportunities in this market segment.

Well Services (Archer Limited formerly known as Seawell Limited)
In late February 2011, the shareholders of Allis-Chalmers Energy Inc approved the proposed merger agreement with Seawell. As a result, our ownership interest in the combined entity, which has been renamed Archer Ltd. ("Archer") was reduced to 36.4 percent of the outstanding shares. Archer will following the consummation of the merger, no longer be consolidated in Seadrill accounts, but will be recognized as an investment in an associated company. We continue to own 117,798,650 shares in Archer, which represents a gross value of US$720 million based on the closing share price of NOK33.60 on May 26, 2011.

For more information on Archer, see their separate quarterly report published on www.archerwell.com.

Next quarter operational events
We expect our second quarter 2011 earnings to be favorably impacted by the jack-up rig Offshore Resolute resuming operations in Vietnam in early May after being idle during the first quarter. Furthermore, we expect an improvement in utilization for our floaters. We will be adversely impacted by four weeks of down time on the jack-up rig Offshore Intrepid due to repair of the bully gears. Our harsh environment jack-up rig West Epsilon is expected to have approximately two weeks on reduced dayrate during the second quarter as the rig will undertake some mandatory survey work in connection with a yard stay to prepare for its next assignment for Statoil. The sale of the benign environmental jack-up rig West Juno will be completed in mid June upon completion of its present contract. We expect to record a gain on sale of approximately US$18 million on closing. Finally, in response to our customers' preference for modern equipment, we have decided to retire the tender rig T8, which has been idle since the third quarter 2009. The retirement of T8 is not expected to adversely impact our income statement as the value of the spare parts and scrap-price for the barge justify the remaining book value for the rig, and will reduce our cost basis with approximately US$3 million due to the elimination of stacking costs.

Newbuilding program
We have since the filing of our fourth quarter 2010 report ordered a further five units from Asian shipyards, including one ultra-deepwater unit, one harsh environment jack-up rig, and three tender rigs.

Firstly, in February, we ordered two tender rigs from the COSCO shipyard in China. The estimated project cost, including project management, drilling and handling tools, spares, and capitalized interest, for the two rigs is US$225 million. The deliveries of the rigs are scheduled for the first and second quarter 2013.  In April, we exercised an option to build a third identical tender rig at the same yard for a total project cost of US$115 million with a delivery in the first quarter 2013.

In April, we exercised one of our two remaining options to build another 12,000ft dual derrick ultra-deepwater drillship at the Samsung yard in South Korea. The estimated total project cost for the new drillship is US$600 million, including project management, drilling and handling tools, spares, capitalized interest and operations preparation expenses, and delivery is scheduled for the third quarter 2013. The drillship is identical to the two drillships we ordered from Samsung in November last year. For the one remaining option, an extension of the maturity date was agreed with the yard.

Further, in April, we placed an order for a new harsh environment jack-up rig to be named West Linus. The rig will be built at the Jurong yard in Singapore and has a total project cost estimated at US$530 million including project management, drilling and handling tools, spares, capitalized interest and operations preparation expenses. Completion of construction is scheduled at the end of the third quarter 2013 after which the rig will be mobilized to Norway in order to commence operations under a five-year contract with ConocoPhillips.

In March, we completed the construction of the ultra-deepwater semi-submersible rig West Pegasus and the semi-tender rig West Jaya. West Pegasus is currently in transit to Seadrill's first drilling assignment in Mexico and we anticipate the commencement of operations for PEMEX to take place in August. West Jaya is currently being upgraded in accordance with customer requirements to prepare for its two-year assignment for BP in Trinidad-Tobago. The commencement of this assignment is scheduled for September this year. Both units will receive mobilization fees for the transit period. Furthermore, we will be compensated for the upgrade activities undertaken by West Jaya.

In summary, the total number of units under construction is 14, including five ultra-deepwater units, six jack-up rigs and three tender rigs. This year, we will take delivery of the harsh environment jack-up rig West Elara at the end of June and the semi-submersible rigs West Leo and West Capricorn in December. The remaining units under construction are scheduled for delivery in the period from the fourth quarter 2012 to the third quarter 2013. The remaining payable yard installments total some US$3.3 billion.

For further information about the newbuilding program, see Note 6 to the financial accounts.

Operations in associated companies
Varia Perdana Bhd.
We have a 49 percent ownership in Varia Perdana Bhd, which owns and operates five self-erecting tender rigs. During the first quarter, the tender barge T3 worked for PTTEP in Thailand and T10 worked for Chevron in the Malaysia - Thailand Joint Development Area. The tender barge T6 completed work for Carigali Hess while the Teknik Berkat worked for Petronas Carigali and T9 worked for Exxon Mobil Exploration & Production Malaysia. Varia Perdana contributed US$12 million to our first quarter earnings compared to US$5 million in the fourth quarter. Contribution from Varia Perdana is reported as part of investment in associated companies under other financial items.

SapuraCrest Bhd.
We have an ownership interest of 23.6 percent, or 301,132,020 shares, in the Malaysian oil service provider, SapuraCrest Bhd that is listed on the Malaysian Stock Exchange. Among other things, SapuraCrest owns 51 percent of Varia Perdana Bhd and has a strong foothold in the deepwater construction market in the Asia Pacific region. SapuraCrest is currently establishing a foothold in the Brazilian offshore construction market with some assistance from Seadrill. Our holding in SapuraCrest has a gross value of some US$373 million based on the closing share price on May 26, 2011, compared to a book value of US$93 million. The market conditions for the company's business remain attractive and it contributed US$7 million to our performance in the first quarter up from US$5 million in the fourth quarter. Contribution from SapuraCrest is reported as part of investment in associated companies under other financial items.

Other investments in offshore drilling companies
Pride International Inc.
Seadrill has 9.3 percent ownership interest in the New York Stock Exchange listed offshore drilling company Pride International Inc. ("Pride"). The holding is comprised of direct ownership of 200,000 shares and forward contracts for 16,300,000 shares at an average strike price per share of US$33.1. In February this year, Ensco plc ("Ensco") and Pride announced a merger agreement subject to shareholder approval of an offer from Ensco for all the outstanding shares in Pride. The offer constituted a settlement of US$15.60 in cash and 0.4778 of new Ensco shares for each share in Pride. Ensco and Pride will hold extra shareholder meetings on May 31, 2011 to vote on the proposed merger agreement described in their joint proxy statement/prospectus of April 26, 2011. It is Seadrill's intention to vote in favor of the proposed merger. Our exposure based on a Pride closing share price on May 26, 2011 of US$41.60 totals US$686 million, as compared to a book value of US$708 million at the end of the first quarter, which included an unrealized gain of US$440 million.

Seadrill will as a result of the merger receive 7,883,700 shares in Ensco and US$257 million in cash, of which US$109 million will reduce the existing forward obligations. We have currently no intention of disposing of the position in the joint Pride / Ensco company. The combined company is likely to benefit from improved market conditions as well as an improved corporate structure.

New contracts and contract extensions
Subsequent to the filing of our 2010 fourth quarter report, we have entered into the following new contracts and contract extensions:

Late February, two five-year contracts were agreed with Chevron for two tender rigs T-15 and T-16, which are currently under construction at COSCO Shipyard in China. Upon completion of the construction, the rigs will start operations in Thailand. The agreed daily rate is US$115,000 for each rig.

In March, a five-year contract was agreed with ConocoPhillips for the new harsh environment jack-up rig West Linus that is currently under construction at the Jurong Shipyard in Singapore. The agreed daily rate for the rig for operations offshore Norway is US$362,000.

In April, Murphy awarded an 18-month contract to our semi-tender rig West Menang for operations offshore Malaysia. The agreed daily rate is US$160,000 and the commencement of operations is scheduled for July following completion of an ongoing yard-stay outfitting the rig with customer specific equipment in preparation for assignment.

Further, in April, BHP Billiton awarded us two jack-up rig contracts, one for Offshore Vigilant in Trinidad and one for Offshore Resolute in Vietnam. The expected duration for the three well drilling assignment for Offshore Vigilant is 150 days and the agreed dayrate is US$132,500. The two well drilling assignment for Offshore Resolute is expected to take 90 days and the agreed dayrate is US$127,500.

Also in April, we confirmed a five-year assignment for the semi-submersible rig West Pegasus with PEMEX for operations in the Gulf of Mexico. The agreed daily rate for the first two years of the contract is US$465,000. For the remaining three years, the daily rate will be adjusted annually to reflect the prevailing market dayrates for drilling units with similar technical capabilities.

In May, our harsh environment semi-submersible rig West Alpha was awarded a two well assignment for Exxon for operations in Norway estimated to take some 210 days. The agreed rate for the assignment is US$477,000 per day. In addition, the customer has option for further four wells at same terms and conditions.

A one-year extension has also been secured for the ultra-deepwater semi-submersible rig West Hercules with start-up in May 2012. The agreed daily rate is US$490,000.

For more detailed information regarding dayrates and contract durations including escalation, currency adjustment or other minor changes to dayrates and duration profiles, see our fleet status report or news releases on the our web site www.seadrill.com.

Market development
The outlook and fundamentals for the oil and gas industry continues to look attractive. Sound demand based on improved world economy coupled with political instability in certain oil producing regions has provided an environment for higher oil prices. As a result, we have seen and expect to see further increases in spending on exploration and development activities by our customers. For the offshore drilling business, this development has translated into growth in demand for high specification units that can offer superior technical capabilities, operational flexibility and reliability, in shallow water as well as deep and ultra-deep waters. These factors are expected to result in an increasingly tight market in the short to medium term and create an attractive contracting environment for the drilling units that we have available in this period.

Ultra-deepwater floaters (>7,500 ft water)
The pace of worldwide tendering and contracting for ultra-deepwater units has improved significantly this year. Not only have we seen an uptick in the number of new tenders issued in various regions, but available rig capacity has also been absorbed rapidly. Despite the adverse effects on rig demand following the tragic Macondo incident in the US Gulf of Mexico in April last year, the utilization rate in the ultra-deepwater market has remained close to 100%. While activity levels in the US Gulf of Mexico continue to be adversely impacted by the new requirements related to issuance of drilling permits, there is increasing clarity for oil and gas companies with respect to the application of new permitting requirements and compliance with enhanced regulations. This increased visibility has already led to a renewed interest in securing rig capacity for operations in the US Gulf of Mexico and we expect this positive demand development to trend upwards this year and forward for this region.

In addition to the improved sentiment in the Gulf of Mexico, new demand has surfaced in regions such as West Africa, Southeast Asia and in particular Brazil. As a result, the ultra-deepwater rig capacity available in 2011 has been rapidly shrinking. The market is close to a supply-demand balance and based on known current programs, market analysis suggests that the number of available rig years in 2011 could soon be down to less than two rig years and less than 10 rig years in 2012. We expect pricing in terms of dayrates to become sensitive to any material incremental demand in the same period. This together with the continued focus on technically superior dynamically positioned deepwater units leads us to be optimistic regarding opportunities and achievable daily rates for our available rig capacity in 2011 and 2012. Longer term the continued increase in rigs under construction could to some extent reduce the upside potential of daily rates from late 2013 and in 2014. Since November last year, the number of new units ordered has risen to 31. Nevertheless, the recent two five-year fixtures for operations in the Gulf of Mexico with start-up in late 2013 sends a strong signal of the oil companies focus on new and modern equipment and the sound environment for ultra-deepwater field developments. There is a growing consensus that the number of drilling programs oil companies wish to commence before the end of 2012 exceeds the number of rigs that are available and technically capable of conducting such work.

Premium jack-up rigs (>350 ft water)
The market for premium jack-up rigs continues to show measured improvement. The number of inquiries and pace of tendering activity has improved quarter after quarter, and oil companies remain attracted to the safety and efficiency gains offered by the newer and higher specification units. New rigs have been preferred at the expense of older rigs even in situation where the drilling program does not absolutely require the increased technical capabilities of the newer equipment. Age restrictions are becoming a more common requirement in new tenders and the bifurcation in utilization and pricing between older jack-ups and newer premium jack-ups continues to become more entrenched.

Despite the addition of 40 new jack-ups to the market ordered since October last year, utilization in the premium jack-up market worldwide continues to stay above 90%. Southeast Asia continues to be the most significant market for premium jack-up rigs, but increased interest from customers in the Middle East, West Africa and the Americas as proven in the recent fixtures confirms the improvement in demand and bodes well for the development of the premium jack-up market in the longer term. In the North Sea, oil companies have increasingly shown a stronger interest in very large, high specification harsh environment jack-ups, which can meet drilling requirements and simultaneously host production equipment. This developing market has already resulted in a number of new rigs being ordered, some supported by long-term contracts but most ordered on speculation. We anticipate that further growth opportunities will arise in this market segment.

In addition, over the last year, market values have increased by more than 25% for existing modern high specification jack-up rigs something that illustrates the strong demand for and support the valuation of modern equipment.

Tender rigs
We continue to see strong interest from oil companies for the tender rig concept, which provides a versatile and cost effective alternative to a fixed or floating platform solution. As for the other rig classes, our customers are increasingly focused on utilizing the services of contractors who can provide quality equipment along with operational experience. These factors together with the benefits of newer drilling packages and lighter derrick equipment sets have already resulted in additions to our fleet, backed by attractive term contracts. In addition to the traditional tender rig markets, we continue to see growing interest in this concept from other regions and remain optimistic about the outlook for our existing fleet and the possibility for us to add further capacity to this attractive market segment, which lately has delivered the highest return on investment among our asset classes.

Corporate strategy, dividend and outlook
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all the important offshore regions. We are the second largest owner and operator of ultra-deepwater units in the industry, the largest owner and operator of self-erecting tender rigs and the largest owner and operator of modern premium jack-up rigs. Seadrill also has the most modern drilling fleet among the major rig operators.

Growth and Investments
The corporate ambition has been, since our incorporation in 2005, to build the leading offshore drilling contractor. The strategy has been to develop a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. In line with this strategy, we have invested significantly in new rigs with enhanced technical capability while the industry in general has been facing the challenges of an ageing rig fleet.

We have expressed an optimistic view on the outlook for our business for some time. Our optimism has been based on a belief of continued increase in demand for energy in the form of hydrocarbons, more challenging access to resources, and a need for technically more advanced drilling units. For ultra-deepwater assets, this trend is further supported by strong growth in development drilling after significant exploration success in several regions. Over the last few months, we have seen a significant increase in tenders and requests from our customers for new drilling rigs. The increase in demand is not only directed towards rigs suitable for exploration or development projects in ultra-deep waters but also towards premium jack-up rigs and tender rigs for shallow water assignments. In general, we have seen a tightening supply-demand balance developing in these markets. The prevailing oil prices, which are at historically attractive levels, are providing our customer with significant cash earnings, which is increasingly being re-directed into incremental exploration and production activities The short-term development is further supported by oil companies' raising their expectations for oil prices future trading band.

When we reported our 2010 results in February this year, we had just recently completed the acquisition of two ultra-deepwater semi-submersible drilling rigs under construction in Singapore. The purchase was financed nearly 100 percent by debt at an all-in price per unit of US$600 million. The first of those two rigs is at present in transit to Mexico to start operations under a five-year contract for PEMEX fixed at a daily rate of US$465,000 for the first two years.  The second rig, which is uncontracted, will be delivered form yard in December this year, at a point in time that seems very opportune due to the strong increase in rig demand and the limited supply available.

In April, the Board decided to exercise one of our two option agreements with Samsung for construction of a new ultra-deepwater drillship. The newly ordered dual-derrick drillship has an attractive payment schedule, US$600 million all in project cost and delivery window in the third quarter 2013. At the same time, the exercise period for the other option agreement was extended. In February, we ordered two new tender rigs worth a total of US$250 million against five-year contracts with Chevron for operations in Thailand. Furthermore, in March, we were able to order a second harsh environment jack-up rig from Jurong at a total project price of US$530 million against a five-year contract with ConocoPhillips for operations in the North Sea. In April, we decided to order another tender rig at a price of US$115 million in order to replace the retirement of the old tender rigs barge T8.

In total, we have committed US$1.5 billion in new investments over the last three months in addition to US$3.2 billion committed between October last year and January this year. As part of our newbuild order agreements, we have options to order a further nine units at pre-agreed prices, one drillship, seven jack-ups and one tender rig. These options provide us with significant flexibility to react to market developments or special customer requirements.

Divestments
We are frequently approached by brokers that present us with unsolicited sale and purchase opportunities for drilling rigs. This leads to a continuous evaluation of our fleet composition in order to optimize our earnings potential and maximize the long-term return for our shareholders. This dynamic approach can from time to time lead to divestments and reallocation of capital. In April, we agreed to divest the new jack-up rig West Juno at an attractive price of US$248.5 million. Through the sale of West Juno, we have been able to monetize some of the significant improvement in the sentiment in the jack-up rig market. Although we remain optimistic on the market outlook for premium jack-up rigs, we made a decision to relocate the proceeds to fund investment in other new units as mentioned above.

Other Significant Investments
We have various ownership interests in other listed offshore drilling and oil service companies. The current portfolio includes among others a 36.5% holding in Archer Limited, a 23.6% holding in SapuraCrest Bhd and a 9.3% holding in Pride International Inc. In February, Pride and Ensco announced their intentions to merger. The proposed merger will be voted on in extra ordinary shareholder meetings on May 31, 2011. Seadrill has decided to support the merger and intends to vote in favor of it at Pride's shareholder meeting.

The Board is of the opinion that these investments add significant financial flexibility as well as strategic value to our company. A sale of these holdings at prevailing shares price could free up more than US$1.2 billion in cash. The Board evaluates the strategic and financial prospects for these holdings on a continuous basis.

Seadrill has declared the repurchase option to acquire the jack-up rig West Prospero from Ship Finance International Inc, or Ship Finance. This is expected to reduce the financing cost of the unit with more than US$3 million per year going forward. Seadrill has also entered into discussions with Ship Finance and the lending banks with the target of reducing the financing cost associated to the three ultra-deepwater rigs that are presently part of sale and leaseback arrangements with Ship Finance. Seadrill has an option to acquire the first rig through a repurchase option in the fourth quarter this year.

Financial flexibility
Our financial flexibility has increased significantly over the last months. The closing of the North Atlantic transaction freed up approximately US$700 million in cash on the parent company level. As part of the transaction, Seadrill also became holder of US$500 million worth of North Atlantic bonds yielding 7.75% interest, bonds that can be resold in the secondary market if and when necessary. Furthermore, in May, we retired US$749 million of convertible debt, of which the vast majority was converted into equity. In connection with the North Atlantic transaction, a refinancing of the bank debt related to the associated assets was also completed. The refinancing included an upsizing of the outstanding loan amount as well as increased term reducing the future financing risk profile. In general, the cash flow from our operations has been increasing as new units have been added to our operating fleet. If we look at our existing fleet as well as units under construction, we still own a significant number of rigs that has not been pledged as securities for loans. At present, that number of rigs is 19 of which 13 are newbuilds. These units are estimated to have an aggregated market value of some US$5.5 billion compared to remaining yard installments related to the committed newbuild program of US$3.1 billion.

Quarterly Cash Dividend
The Board has decided to increase the long-term quarterly dividend to US$0.70 based on improved market outlook for high quality drilling units and strong earnings visibility. In addition, the Board has decided to pay out an additional US$0.20 per share during the next four quarters, payable by US$0.05 per quarter. This top-up dividend reflects the present strong cash flow and could if the current market sentiment continues or improves further also be payable for the coming years. Total dividend for the next quarters is thereby likely to be minimum US$0.75 per share. The ex. dividend date has been set at June 6, 2011. Record date is June 8, 2011 and payment date is on or about June 17, 2011.

New customers and areas of operations
We are pleased to have been given the opportunity to develop a relationship with two new major customers. We recently started our first operation for BHP Billiton in Vietnam and we are lined up to start-up a second rig for the same operator in Trinidad in the not to distant future. Furthermore, we have an ultra-deepwater rig en route to Mexico to start our first operation for PEMEX. This opens up the opportunity to establish a long-term relationships based on quality operations that pave the way for repetitive contracts.

Near term prospects
Our ambition is to deliver the highest overall shareholder return in our industry through a strong blend of dedicated and targeted focus on operational management as well as financial management.

On the operational side, we continue to improve the performance and predictability of our operations. There have been various issues related to the blow out preventers for our floater fleet that has hampered our performance. This is an industry challenge, but we see that our focus on these challenges internally and our efforts in mitigating the associated operational risk are starting to pay off. In April and so far in May, we have had the following utilization rates for our rigs in operations; above 98 percent for the floaters, 96 percent for the jack-up rigs and 99 percent for the tender rigs. The Board wants to give credit to the Seadrill organization for improved operational performance as well as an improved and very solid health, safety and environment (HSE) record, and is in particular pleased to see that the increased efficiency of the operations in Brazil both in regards to utilization rates and operating costs.

Over the last three months, we have secured US$1.3 billion of new contracts at leading dayrates. The recent spike in fixtures in all our market segments and for all our asset classes are tightening the market balance and paving the way for a further increased in dayrate levels. We are of the opinion that our unique composition of modern high quality assets provides us with the opportunity to benefit significantly from the strength of the up-cycle that we see unfolding. We have two new ultra-deepwater units that are available for contracts at the end of the year. We believe that these rigs are well positioned for contracts at increasingly favorable terms enhancing our earnings potential in 2012. Similarly, we have a number of jack-ups and tender rigs that will roll off contracts this year and next year that are likely to contribute positively to our earnings performance.

As mentioned in our last reports, our ambition is to grow our annual EBITDA to US$3 billion. Our recent acquisitions, newbuild orders, contract signings and market development are taking us closer to that goal. The Board continues to be of the opinion that with the current underlying fundamentals this is a realistic target for the next two to three years. Further, we anticipate that daily rates for modern ultra-deepwater rigs and premium jack-up rigs will improve in the second part of the year pushed by an increasingly tight market for modern equipment.

The Board is excited about the prospects for our Company and the possibility to generate a strong return to our shareholders.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

May 27, 2011
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:	Chief Executive Officer
Esa Ikäheimonen:	Chief Financial Officer
Jim Daatland:	Vice President Investor Relations

Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2011 and 2010	Page 2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2011 and 2010	Page 3

Unaudited Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	Page 4

Unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010	Page 5

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the three months ended March 31, 2011	Page 7

Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three month periods ended March 31, 2011 and 2010

(In millions of US$)

	Three month period ended March 31,
	2011	2010

Operating revenues
Contract revenues	1,081	810
Reimbursables	26	33
Other revenues	3	10
Total operating revenues	1,110	853

Operating expenses
Vessel and rig operating expenses	460	351
Reimbursable expenses	25	31
Depreciation and amortization	143	102
General and administrative expenses	52	37
Total operating expenses	680	521

Net operating income	430	332

Financial items
Interest income	6	19
Interest expenses	(77)	(48)
Share in results from associated companies	19	18
Gain/ (loss) on derivative financial instruments	41	(77)
Foreign exchange (loss)	(23)	1
Gain on loss of control in subsidiary	477	-
Other financial items	(2)	1
Total financial items	441	(86)

Income before income taxes	871	246

Income taxes	(48)	(29)
Net income	823	217

Net income attributable to the parent	816	196
Net income attributable to the non-controlling interest	7	21

Basic earnings per share (US$)	1.84	0.49
Diluted earnings per share (US$)	1.70	0.47
Declared regular dividend per share (US$)	0.75	0.60

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three month period ended March 31, 2011 and 2010

(In millions of US$)

	Three month period ended March 31,
	2011	2010

Net income	823	217

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	164	(34)
Change in unrealized foreign exchange differences	23	(6)
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	1	(2)
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	7	(8)
Other comprehensive income/ (loss):	195	(50)

Total comprehensive income for the period	1,018	167

Comprehensive income attributable to the parent	994	155
Comprehensive income attributable to the non-controlling interest	24	12

Accumulated other comprehensive income as per March 31, 2011 and December 31, 2010:

	March 31,	December 31,
	2011	2010
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	456	292
Unrealized gain on foreign exchange	109	96
Actuarial gain relating to pension	(15)	(15)
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	0	(1)
Unrealized gain/ (loss) on interest rate swaps in VIEs	(49)	(49)
Accumulated other comprehensive income	501	323

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However for actuarial loss related to pension, the applicable amount of income taxes is US$4.2 million as this item is related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of US$)

ASSETS	March 31, 2011	December 31, 2010
Current assets
Cash and cash equivalents	824	755
Restricted cash	147	155
Marketable securities	759	598
Accounts receivables, net	440	696
Amount due from related party	130	140
Other current assets	465	538
Total current assets	2,765	2,883
Non-current assets
Investment in associated companies	930	205
Newbuildings	2,167	1,247
Drilling units	10,912	10,795
Goodwill	1,320	1,676
Other intangible assets	0	57
Restricted cash	315	305
Deferred tax assets	18	30
Equipment	15	158
Other non-current assets	131	141
Total non-current assets	15,808	14,614
Total assets	18,573	17,497
LIABILITIES, TEMPORARY NCI AND EQUITY
Current liabilities
Current portion of long-term debt	987	981
Trade accounts payable	65	95
Other current liabilities	1,261	1,439
Total current liabilities	2,312	2,514
Non-current liabilities
Long-term interest bearing debt	8,838	8,176
Long-term debt to related party	435	435
Deferred taxes	158	181
Other non-current liabilities	198	255
Total non-current liabilities	9,629	9,046

Commitments and contingencies	-	-

Temporary Non-controlling interest	425	-

Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 443,088,509 outstanding at March 31, 2011 (December, 1 2010: 443,125,691 )	886	886
Additional paid in capital	1,206	1,217
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	501	323
Accumulated earnings	1,447	1,016
Non-controlling interest	210	539
Total equity	6,206	5,937
Total liabilities, temporary NCI and equity	18,573	17,497

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the three month period ended March 31, 2011 and 2010

(In millions of US$)

	Three month period ended March 31,
	2011	2010
Cash Flows from Operating Activities
Net income/ (loss)	823	217
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	143	103
Amortization of deferred loan charges	6	7
Amortization of unfavorable contracts	(9)	(10)
Amortization of favorable contracts	6	0
Amortization of mobilization revenue	(23)	(5)
Share of results from associated companies	(19)	(18)
Share-based compensation expense	3	4
Unrealized (gain)/ loss related to derivative financial instruments	(17)	30
Dividend received from associated company	0	21
Deferred income tax expense	(3)	6
Unrealized foreign exchange loss (gain) on long term interest bearing debt	11	(8)
Non cash gain recognized related to loss of control	(477)	0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	5	3
Trade accounts receivable	96	49
Trade accounts payable	(8)	(20)
Prepaid expenses/accrued revenue	(12)	(82)
Other, net	(16)	(84)
Net cash provided by operating activities	509	213

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the 12 month periods ended March 31, 2010 and 2009

(In millions of US$)

	2011	2010
Cash Flows from Investing Activities
Additions to newbuiliings	(1,150)	(249)
Additions to rigs and equipment	(32)	(31)
Change in margin calls and other restricted cash	5	48
Proceed from repayment of short term loan to related parties	0	90
Investment in subsidiaries, net of cash acquired	(26)	0
Cash deconsolidated upon loss of control in subsidiary	(127)	0
Short term loan granted to related parties	0	(50)
Net cash used in investing activities	(1,330)	(192)

Cash Flows from Financing Activities
Proceeds from debt	1,499	324
Repayments of debt	(609)	(163)
Debt fees paid	(4)	0
Change in current liability related to share forward contracts	0	(69)
Contribution (to) / from non-controlling interests	(23)	0
Contribution from non-controlling interests related to private placement	425	0
Proceeds from issuance of equity	0	1
Purchase of treasury shares	(26)	(21)
Proceeds from sale of treasury shares	6	0
Dividends paid	(385)	(214)
Net cash provided by financing activities	883	(142)

Effect of exchange rate changes on cash and cash equivalents	7	(1)

Net increase / (decrease) in cash and cash equivalents	69	(122)
Cash and cash equivalents at beginning of the year	755	460
Cash and cash equivalents at the end of period	824	338

Supplementary disclosure of cash flow information
Interest paid	(50)	(49)
Taxes paid	(34)	(15)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2011

(In millions of US$)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2010	886	1,217	1,956	323	1,016	539	5,937
Sale of treasury shares	1	5					6
Purchase of treasury shares	(2)	(24)					(26)
Employee stock options issued		3					3
Unrealized gain/(loss) on marketable securities				164			164
Foreign exchange differences				13		10	23
Change in unrealized (loss) on interest rate swaps in VIEs						7	7
Change in unrealized (loss) on interest rate swaps in subsidiaries				1			1
Dividend payment					(385)		(385)
Dividend paid to Non-controlling interests in VIE						(23)	(23)
Deconsolidation of subsidiary						(330)	(330)
Induced conversion of convertible bonds	1	5					6
Net income					816	7	823
Balance at March 31, 2011	886	1,206	1,956	501	1,447	210	6,206

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ("we", "the Company", or "our") is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We were incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, we have developed into an international offshore drilling contractor providing services within drilling and well services, and at March 31, 2011 we owned and operated 54 offshore drilling units, including 14 units under construction. Our versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments.

In addition to owning and operating offshore mobile drilling units and tender rigs, we provide platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed subsidiary company Seawell Limited, now renamed Archer Ltd ("Archer"), a Bermuda company in which we owned 36.4% at March 31, 2011. In February 2011, we reduced our ownership in Archer from 52.3 percent. As a consequence of this, Archer will no longer be fully consolidated into our financial statements, but will instead be classified as an investment in an associated company.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our financial statements as at December 31, 2010. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual consolidated financial statements and accompanying notes for the year ended December 31, 2010.

Note 2– Segment information

Operating segments

We provide offshore drilling services to the oil and gas industry. Our business has been organized into segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure.

We have in 2010 and 2011 significantly expanded our fleet of drilling rigs through acquisitions of new rigs and newbuilding orders. In response to this development and the deconsolidation of Archer, management has reviewed our internal reporting structure including the operating and reporting business segments. This review has resulted in a change in our reporting segments with effect from January 1, 2011.

We currently operate in the following three segments:

Floaters: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters.

Jack-up rigs: We offer services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environment.

Tender Rigs: We offer services encompassing drilling, completion and maintenance of offshore production wells in Southeast Asia, West Africa and the Americas. The drilling contracts relate to self-erecting tender rigs and semi-submersible tender rigs.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for our consolidated financial statements.

Total operating revenues (excluding gain on sale of drilling units)
(In millions of US$ )	Three months ended March 31,
	2011	2010
Floaters	624	493
Jack-up rigs	203	89
Tender Rigs	126	89
Well Services *	128	139
Total	1,081	810

* Represents the activity up to the time of deconsolidation in February 2011, refer note 15

Depreciation and amortization
(In millions of US$ )	Three months ended March 31,
	2011	2010
Floaters	89	68
Jack-up rigs	34	17
Tender Rigs	13	11
Well Services*	7	6
Total	143	102

* Represents the activity up to the time of deconsolidation in February 2011, refer note 15

Operating income - net income
(In millions of US$ )	Three months ended March 31,
	2011	2010
Floaters	312	253
Jack-up rigs	64	32
Tender Rigs	49	35
Well Services*	5	12
Operating income	430	332
Unallocated items:
Total financial items	441	(86)
Income taxes	(48)	(29)
Net income	823	217

* Represents the activity up to the time of deconsolidation in February 2011, refer note 15

Total Assets
(In millions of US$ )	March 31, 2011	December 31, 2010
Floaters	13,503	11,831
Jack-up rigs	3,147	3,531
Tender Rigs	1,923	1,148
Well Services*	-	987
Total	18,573	17,497

* Deconsolidated as of March 31, 2011, refer note 15

Note 3 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:
(In millions of US $)	Three months ended March 31,
	2011	2010
Net income available to stockholders	816	196
Effect of dilution, related to interests on convertible bonds	15	19
Diluted net income available to stockholders	831	215

The components of the denominator for the calculation of basic and diluted EPS are as follows:
(Numbers in million)	Three months ended March 31,
	2011	2010
Basic earnings per share:
Weighted average number of common shares outstanding	443	399
Diluted earnings per share:
Weighted average number of common shares outstanding	443	399
Effect of dilutive share options	2	2
Effect of dilutive convertible bonds	44	53
Diluted number of shares	489	454

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in market value recognized as "Other comprehensive income".

Marketable securities held by us consist of approximately 9.4% of the issued shares of Pride International Inc. ("Pride"), 9.3% of the issued shares of Seahawk Drilling Inc. ("Seahawk"), 80.2% of the partially redeemed Petromena NOK2,000 million bond ("Petromena") and 3.3% of Golden Close Maritime bond ("Golden Close"). Marketable securities and changes in their carrying value are as follows:

(In millions of US $)	Pride	Seahawk	Petromena	Golden Close	Total

Net book value at December 31, 2010	544	10	29	15	598
Realization	-	-	-	-	-
Purchase	-	-	-	-	-
Impairment charge	-	(3)	-	-	(3)
Mark to market changes at March 31, 2011	164	-	-	-	164
Net book value at March 31, 2011	708	7	29	15	759

As of March 31, 2011, we determined that the decline in fair value of the Seahawk investment was other than temporary based preliminary upon its evaluation of the severity of the excess of its cost basis over the market price of the security and prospects for recovery within 2011. As a result of this evaluation we recognized an impairment charge so that its adjusted cost basis as of March 31, 2011 is equal to the market price of the securities. A loss of US$3 million has been classified as other financial items.

On February 7, 2011, Ensco plc ("Ensco") (NYSE: ESV) and Pride (NYSE: PDE) jointly announced that they have entered into a definitive merger agreement under which Ensco will combine with Pride in a cash and stock transaction valued at $41.60 per share based on Ensco's closing share price on February 4, 2011. The implied offer price represents a premium of 21% to Pride's closing share price as of the same date and a premium of 25% to the one month volume weighted average closing price of Pride. The definitive merger agreement has unanimously been approved by each company's board of directors. Under the terms of the merger agreement, Pride stockholders will receive 0.4778 newly-issued shares of Ensco plus $15.60 in cash for each share of Pride common stock. Upon closing, and reflecting the issuance of new Ensco shares, Pride stockholders collectively will own approximately 38% of Ensco's outstanding shares. The transaction is subject to approval by the shareholders of Ensco and Pride, as well as other customary closing conditions. The transaction is not subject to any financing condition. Ensco and Pride will hold special shareholder meetings on May 31, 2011 to vote on the proposed merger agreement.

Note 5 – Gain/ (loss) on derivative financial instruments

Total Return Swaps (TRS):
We settled 750,000 of the underlying shares in the TRS agreement with 2,750,000 Seadrill Limited shares as underlying security on January 3, 2011. On February 2, 2011 we settled the remaining part of 2,000,000 underlying shares. Subsequently we entered into a new TRS agreement with 2,000,000 Seadrill Limited shares as underlying security, with a reference price of NOK 202.726 per share and expiry on May 2, 2011.

The total realized and unrealized gain related to the two mentioned TRS agreements amounted to US$4 million for the three months ended March 31, 2011 and is recognized in the statement of operations as gain/(loss) on derivative financial instruments.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized gain on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to US$25 million for the three months ended March 31, 2011. The gain is recognized in the statement of operations as gain on derivative financial instruments.

Other derivatives:

Total realized gain on other derivative instruments amounted to US$12 million for the three months ended March 31, 2011.

Note 6 – Newbuildings

(In millions of US$ )
Opening balance at December 31, 2010	1,247
Additions	1,150
Re-classified as drilling units	(230)
Closing balance at March 31, 2011	2,167

In 2011, additions to newbuildings are principally related to the acquisition of West Pegasus and West Leo in addition to yard installments, but also include interest expenses and loan-related costs amounting to US$14 million.

Newbuildings as at March 31, 2011, are as follows:

Drilling unit	Yard	Delivery date	Estimated total project price	Book Value as of March 31, 2011
			US$millions	US$millions
Jack-up rigs
West Elara	Jurong	2Q 2011	356	127
West Telesto	Dalian	4Q 2012	190	18
West Tucana	Jurong	4Q 2012	200	36
West Castor	Jurong	1Q2013	200	36
West Oberon	Dalian	1Q 2013	190	18
West Linus	Jurong	3Q 2013	530	90

Tender rigs
West Jaya	Keppel	1Q 2011	210	212
T-15	Nantong	4Q 2012	113	13
T-16	Nantong	1Q 2013	113	13

Semi-submersible rigs
West Capricorn	Jurong	4Q 2011	640	374
West Pegasus	Jurong	1Q 2011	550	526
West Leo	Jurong	4Q 2011	650	438

Drillships
West Auriga	Samsung	1Q 2013	600	133
West Vela	Samsung	2Q 2013	600	133
			5,142	2,167

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 7 – Drilling units

(In millions of US$)	March 31, 2011	December 31, 2010
Cost	12,176	11,927
Accumulated depreciation	(1,264)	(1,132)
Net book value	10,912	10,795

Depreciation and amortization expense was US$132 million and US$94 million for the three months ended March 31, 2011 and 2010, respectively.

Note 8– Equipment

Equipment consists of office equipment, furniture and fittings.

(In millions of US $)	March 31, 2011	December 31, 2010
Cost	25	279
Accumulated depreciation	(10)	(121)
Net book value	15	158

Depreciation and amortization expense was US$11 million and US$9 million for the three months ended March 31, 2011 and 2010, respectively.

Note 9 – Goodwill

In the three months period ended March 31, 2011 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of US $)	Period ended March 31, 2011	Year ended December 31, 2010
Net book balance at beginning of period	1,676	1,596
Goodwill acquired during the period	-	85
Goodwill derecognized related to loss of control in subsidiary	(356)	-
Impairment losses	-	-
Currency adjustments	-	(5)
Net book balance at end of period	1,320	1,676

Note 10 – Long-term interest bearing debt and interest expenses

(In millions of US $)	March 31, 2011	December 31, 2010

Credit facilities:
US$1,500 facility	1,028	1,060
US$800 facility	613	636
US$585 facility	374	387
US$100 facility	79	80
US$1,500 facility	1,191	1,027
US$1,200 facility	1,100	1,133
US$700 facility	682	700
$550 million secured multi currency credit facility (Archer)	-	189
NOK other loans and leasings (Archer)	-	5
US$1,121 facility	859	0
Total Bank Loans + other	5,926	5,217

Debt recorded in consolidated VIE's:

US$170 facility	99	101
US$700 facility	527	546
US$1,400 facility	1,059	1,099
Total Ship Finance Facilities	1,685	1,746

Bonds and convertible bonds:
Bonds	562	552
Convertible bonds	1,285	1,287
Total bonds	1,847	1,839

Other credit facilities with corresponding restricted cash deposits:	367	355

Total interest bearing debt	9,825	9,157
Less: current portion	(987)	(981)
Long-term portion of interest bearing debt	8,838	8,176

The outstanding debt as of March 31, 2011 is repayable as follows:

(In millions of US $) Year ending December 31
2011	766
2012	1,975
2013	2,417
2014	1,983
2015 and thereafter	2,799
Effect of amortization of convertible bond	(115)
Total debt	9,825

In January 2011 a US$1.10 billion secured credit facility was entered into to fund the acquisition of the two ultra-deepwater semi-submersible drilling rigs West Pegasus and West Leo. These two units were pledged as security for the facility which bears interest at LIBOR plus a margin and is repayable over a term of seven years. At maturity a balloon payment of $498 million is due.

Convertible bonds:

In October 2010 we issued at par US$650 million of senior unsecured convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was US$38.9172 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to US$37.29. The conversion price does not reflect the resolved dividend announced in connection with this quarterly report. For accounting purposes US$121 million was allocated to the bond equity component and US$529 million to the bond liability component at the time of issuance. This is due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017.

On December 16th 2010, we announced a conversion incentive period for holders of up to US$250 million of its US$1 billion principal amount convertible bond due 2012. We accepted for early conversion of US$250 million in principal amount (being the "maximum conversion amount"). The remaining US$750 million convertible bond has an annual coupon of 3.625 percent payable semi annually and a conversion price of US$27.8 per share. The conversion price does not reflect the resolved dividend announced in connection with this quarterly report. Refer also note 17 "subsequent events" related to this convertible bond.

Covenants- Credit facilities:
We have various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - see Annual Report 2010.

Note 11 – Share capital

	March 31, 2011		December 31, 2010
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0

Issued and fully paid share capital	443,308,487	887	443,308,487	887
Treasury shares held by Company	(219,978)	(1)	(182,796)	(1)
Shares issued and outstanding	443,088,509	886	443,125,691	886

Note 12 – Related party transactions

We have entered into sale and lease back contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated accounts.

In the three month period ended March 31, 2011, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	4
West Polaris	31
West Hercules	31
West Taurus	28
Total	94

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet as of March 31, 2011.

Note 13 – Fair value of financial instruments

The fair values of our financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying values at March 31, 2011, are as follows:

	Fair value	Fair value measurements at reporting date using			Carrying value

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US $)	March 31, 2011	(Level 1)	(Level 2)	(Level 3)	March 31, 2011
Assets:
Marketable securities	759	715		44	759
Currency forward contracts – short term receivable	21		21		21
TRS equity swap contracts	1		1		1
Total assets	781	715	22	44	781

Liabilities:
Interest rate swap contracts – short term payables	119		119		119
Total liabilities	119		119		119

Roll forward of fair value measurements using unobservable inputs (Level 3):

(In millions of US $)
Beginning balance January 1, 2011	44
Movements	-
Ending balance March 31, 2011	44

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy). Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at March 31, 2010.

Note 14 – Commitments and contingencies

Purchase Commitments
At March 31, 2011, we had fourteen contractual commitments under newbuilding contracts. The contracts are for the construction of three semi-submersible rig, six jack-up rigs, two drillships and three tender rigs. The units are scheduled to be delivered in 2011, 2012 and 2013. As of March 31, we have paid US$2,167 million to the construction yards including other payments on the newbuildings, and are committed to make further payments amounting US$2,975 million. These amounts include contract variation orders, spares, accrued interest expenses, construction supervision, operation preparation and mobilization.

The maturity schedule for the remaining payments is as follows:

Maturity schedule for remaining payments as of March 31, 2011 (In millions of US dollar)
2011	729
2012	436
2013	1,810
Total	2,975

Legal Proceedings:

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2011.

Note 15 – Gain on loss of control in subsidiary

On August 13, 2010 our previously held subsidiary Archer announced that their Boards of Directors had unanimously approved a definitive merger agreement providing for the acquisition of Allis-Chalmers by Seawell and that the name of the new company will be Archer.

On February 23, 2011, the stockholders in Allis-Chamlers also approved the merger agreement and a plan of merger involving Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers will become a subsidiary of Seawell.

We currently hold 117,798,650 shares in Archer. Based on closing share price of NOK34.00 on February 23, 2011, this ownership has a gross value of some US$711 million. As a consequence of the merger, our ownership interest in Archer was reduced from 52.3 percent to 36.5 percent. As a consequence of this we have concluded that our holding in Archer is neither quantitatively nor qualitatively material in respect of the ASC 810 consolidation determination, and as such Archer was deconsolidated as of February 23, 2011.

A change in control is considered a remeasurement event; therefore, upon losing control of Archer, we have remeasured at fair value any retained equity interest in the former subsidiary.

The gain recognized on a separate line item in our consolidated financial statements as of March 31, 2011 has been calculated as follows:

(In millions of US dollar)
Fair value of the consideration received	0
Fair value of the retained non-controlling investment	711
The carrying amount of non-controlling interest in Archer	330
The carrying amount of Archers assets and liabilities	(564)
Total gain	477

Note 16 – Temporary Non-controlling interests

On February 16, 2011 it was announced that the private placement of shares in North Atlantic Drilling Company ("NADL"), was completed. The private placement consisted of 250,000,000 new ordinary shares of US$1.00 par value at a subscription price of US$1.70, raising US$425 million in gross proceeds.  In addition to this we have subscribed for 750,000,000 new shares in NADL at the same subscription price.

Related to the Private Placement, we had an obligation to repurchase the shares issued at the issue price of US$1.70 during the period from the date of issue until the earliest of i) the 10th business day (Oslo time) after closing of the acquisition agreement and (ii) close of business Oslo time on May 13, 2011.

Due to the related put options, the proceeds of US$425million are considered to be redeemable non-controlling interests as of March 31, 2010. As a consequence of this the amount of US$425 million is presented outside equity in our balance sheet as temporary non-controlling interests. The amount of US$425million will be re-classified to non-controlling interests included in the equity when the shares are no longer puttable to us. Refer also note 17 subsequent events on this matter.

Note 17 – Subsequent Events

During the month of April, we have exercised two options, one to build a new ultra-deepwater dual derrick drillship at the Samsung yard in South Korea and the other to build a new tender barge at the COSCO Nantong Shipyard in China. Total project price for the first one is estimated at US$600 million (includes project management, drilling and handling tools, spares, capitalized interest and operations preparations) and the delivery is scheduled for the third quarter 2013. The new tender rig unit, T17, is scheduled for delivery in the first quarter 2013, with a total project price estimated at US$115 million, which includes project management, drilling and handling tools, spares and capitalized interest.

Also in April, we have entered into an agreement to sell the newly built jack-up drilling rig West Juno to an undisclosed buyer incorporated in UK for a total consideration of US$248.5 million. Seadrill expects to record a gain on sale of approximately US$18 million on closing. Closing of the agreement and the transfer of ownership of the unit is scheduled upon completion of the rig's present drilling assignment late second quarter or early third quarter 2011.

Reference is made to news release dated April 7, 2011 disclosing that we had exercised our right to redeem the remaining outstanding bonds of the 2012 convertible bond (ISIN NO 001 0395981). The remaining convertible bonds outstanding that was settle on May 10, 2011, totaled US$749.4 million of which bondholders representing US$721.2 million had requested conversion within the conversion date stipulated in the loan agreement. The other US$28.2 million was redeemed at par. In connection with conversion of the bonds, we have issued 25,942,446 new shares at par value of US$2.00 increasing the number of outstanding common shares to 469,250,933 shares.

In order to reduce the dilution effect of the conversion Seadrill has since April 18, 2011 repurchased 2,500,000 common shares at an average price of NOK183.6 per share, equivalent to an average price of US$34.3 per share. Our current holding of treasury shares is 2,695,690 shares.

In April 2011, our subsidiary North Atlantic Drilling announced that it signed the US$2.0 billion loan facility. The US$2.0 billion loan facility has a six-year tenor, has interest rate of Libor plus margin and has a balloon instalment of US$1.0 billion at maturity.

On April 15, 2011, we announced that the right for North Atlantic Drilling's shareholders to put their North Atlantic Drilling shares to Seadrill at the original issue price of US$1.70 per share lapsed on April 14, 2011 at 16:30 (CET) without any shares being put back to Seadrill. As a consequence of this, the temporary non-controlling interest of US$425 million will be re-classified to non-controlling interests included in the equity.

(NYSE/OSE:  SDRL)
FLEET STATUS REPORT

Rig type/Name	Generation/ type 1	Built	Water depth (feet)	Drilling depth (feet)	Location	Client	Current contract			Previous Dayrate US$
							Start	Expire	Dayrate US$

Semi-submersibles

West Alpha 2	4th HE	1986	2,000	23,000	Norway	BG Consortium 6	May-09	Jul-12	503,000	473,000
					Norway	Exxon 6	Aug-12	Feb-13	477,500	-
					Options	Exxon 6	Mar-13	Feb-14	477,500	-
West Venture 2	5th-HE	2000	2,600	30,000	Norway	Statoil 6	Aug-10	Jul-15	440,000	268,000
					Options	Statoil 6	Aug-15	Jul-17	440,000	-
West Phoenix 2	6th-HE	2008	10,000	30,000	Norway	Total 4, 6	Jan-09	Jan-12	547,000	-
					UK	Total	Jan-12	Dec-14	445,000	-
West Eminence	6th-HE	2009	10,000	30,000	Brazil	Petrobras 11	Jul-09	Jul-15	618,500	-
West Hercules	6th-HE	2008	10,000	35,000	China	Husky 7	Nov-08	Nov-11	515,000	-
						Husky	Nov-11	May-12	495,000	-
						Undisclosed	May-12	May-13	490,000	-
West Aquarius	6th-HE	2009	10,000	35,000	Southeast Asia / China	Exxon 8	Feb-09	Feb-13	525,000	-
West Sirius	6th-BE	2008	10,000	35,000	Gulf Of Mexico	BP 5	Jul-08	Jul-14	474,000	-
West Taurus	6th-BE	2008	10,000	35,000	Brazil	Petrobras 11	Feb-09	Feb-15	650,000	-
West Orion	6th-BE	2010	10,000	35,000	Brazil	Petrobras 11	Jul-10	Jul-16	618,500	-
West Capricorn	6th-BE	4Q11	10,000	35,000	Under construction at Jurong	-	-	-	-	-
West Pegasus	6th-HE	1Q11	10,000	35,000	Mexico	PEMEX 18	Aug-11	Aug-13	465,000	-
					Mexico	PEMEX 18	Aug-13	Aug-16	Market rate	-
West Leo	6th-HE	4Q11	10,000	35,000	Under construction at Jurong	-	-	-	-	-

Drillships										-

West Navigator2	Ultra deepwater	2000	7,500	35,000	Norway	Shell 6	Jan-09	Dec-12	610,000	-
West Polaris	Ultra-deepwater	2008	10,000	35,000	Brazil	Exxon 9	Oct-08	Oct-11	560,000	-
					Worldwide	Exxon 9	Oct-11	Oct-12	618,000	-
West Capella	Ultra-deepwater	2008	10,000	35,000	Nigeria	Total 10	Apr-09	Apr-14	542,000	-
West Gemini	Ultra-deepwater	2010	10,000	35,000	Angola	Total 14	Sep-10	Sep-12	445,000	-
					Option	Total	Sep-12	Sep-13	445,000	-
West Auriga	Ultra-deepwater	1Q13	12,000	40,000	Under construction at Samsung	-	-	-	-	-
West Vela	Ultra. deepwater	2Q13	12,000	40,000	Under construction at Samsung	-	-	-	-	-
West Tellus	Ultra-deepwater	3Q13	12,000	40,000	Under construction at Samsung	-	-	-	-	-

5/26/2011 (DMY)

(NYSE/OSE:  SDRL)
FLEET STATUS REPORT

Rig type/Name	Generation/ type 1	Built	Water depth (feet)	Drilling depth (feet)	Location	Client	Current contract			Previous Dayrate US$
							Start	Expire	Dayrate US$

Jack-ups

West Epsilon2	Heavy-duty - HE	1993	400	30,000	Norway	Statoil 6	Dec-10	Dec-14	284,000	320,000
					Options	Statoil 6	Dee-14	Dec-16	284,000	-
West Elara2	Heavy-duty - HE	2Q11	450	40,000	Under construction at Jurong	Statoil 6, 15	Oct-11	Oct-16	359,000	-
					Options	Statoil 6	Oct-16	Oct-18	359,000	-
West Linus 2	Heavy-duty - HE	4Q13	450	40,000	Under construction at Jurong	ConocoPhillips 6, 19	Jan-14	Dec-18	362,000	-
					Option	ConocoPhillips 6	Jan-19	Dec-22	362,000	-
West Triton	BE	2008	375	30,000	Malaysia	CPOC	Dec-10	Nov-11	119,500	139,500
West Prospero	BE	2007	400	30,000	Vietnam	VSP	Nov-10	Dec-11	108,000	196,000
West Ariel	BE	2008	400	30,000	Vietnam	VSP.	Nov-10	Dec-11	122,500	135,000
West Janus	BE	1985	330	21,000	Malaysia	PCPPOC	Aug-08	Aug-11	149,500	185,000
West Cailisto	BE	2010	400	30,000	Indonesia	Premier	Aug-10	Nov-11	119,500	-
West Juno	BE	2010	400	30,000	Andaman Sea	PTTEP	Jan-11	May-11	129,500	-
					Andaman Sea	Rimbunan Petrogas	May-11	Jun-11	124,500	129,500
West Leda	BE	2010	375	30,000	Indonesia	PT PAN	Nov-10	May-11	138,000	-
West Cressida	BE	2009	375	30,000	Thailand	PTTEP	Nov-10	May-14	129,500	-
Offshore Courageous	BE	2007	350	30,000	Malaysia	Shell	Jan-09	Jan-12	159,500	-
Offshore Defender	BE	2007	350	30,000	Brazil	Petrobras	Mar-10	Feb-12	131,000	-
Offshore Resolute	BE	2007	350	30,000	Vietnam	BHP Billiton	May-11	Aug-11	127,500	105,000
Offshore Vigilant	BE	2008	350	30,000	Venezuela	Cardon IV	Aug-10	Jun-11	155,000	110,000
					Trinidad	BHP Billiton	Jun-11	Oct-11	132,500	-
					Options	BHP Billiton	Oct-11	Apr-12	139,500	-
Offshore Intrepid	BE	2008	350	30,000	Saudi Arabia / Kuwait	Odfjell Drilling	May-09	Nov-12	180,000	-
Offshore Freedom	BE	2009	350	30,000	Saudi Arabia / Kuwait	Odfjell Drilling	Jun-09	May-13	185,000	-
Offshore Mischief	BE	2010	350	30,000	Brazil	Anadarko	Jul-10	Nov-11	119,000	-
					Options	Anadarko	Nov-11	Feb-12	119,000	-
West Castor	BE	1Q13	400	30,000	Under construction at Jurong	-	-	-	-	-
West Tucana	BE	4Q12	400	30,000	Under construction at Jurong	-	-	-	-	-
West Teiesto	BE	4Q12	400	30,000	Under construction at Dalian	-	-	-	-	-
West Oberon	BE	1Q13	400	30,000	Under construction at Dalian	-	-	-	-	-

5/26/2011 (DMY)

(NYSE/OSE:  SDRL)
FLEET STATUS REPORT

Rig type/Name	Generation/ type 1	Built	Water depth (feet)	Drilling depth (feet)	Location	Client	Current contract			Previous Dayrate US$
							Start	Expire	Dayrate US$

Tender rigs
T3 3	Barge	1980	410	20,000	Thailand	PTTEP	Jul-08	Jun-12	84,500	58,000
T4	Barge	1981	410	20,000	Thailand	Chevron	Ju1-08	Jul-13	102,000	48,000
T63	Barge	1982	410	20,000	Malaysia	CPCC/Carigali/PTTEP	Nov-10	Mar-13	99,000	102,500
					Options	CPCC/Carigali/PTTEP	Mar-13	Sep-13	99,000	-
T7	Barge	1983	410	20,000	Thailand	Chevron	Nov-06	Oct-11	64,000	40,000
T93	Barge	2004	6,500	30,000	Malaysia	Exxon	Jan-09	Jan-12	140,000	115,000
T103	Barge	2007	6,500	30,000	Malaysia	Chevron	Jan-11	Jan-13	120,000	90,000
T11	Barge	2008	6,500	30,000	Thailand	Chevron	May-08	May-13	132,500	-
T12	Barge	2010	6,500	30,000	Thailand	PTTEP	Apr-10	Apr-11	85,000	-
					Thailand	Chevron	Apr-11	Apr-14	120,000	85,000
					Options	Chevron	Apr-14	Apr-16	120,000	-
T15	Barge	1Q13	6,500	30,000	Under construction at COSCO	Chevron	May-13	May-18	115,000	-
T16	Barge	3Q13	6,500	30,000	Under construction at COSCO	Chevron	Nov-13	Nov-18	115,000	-
T17	Barge	1Q13	6,500	30,000	Under construction at COSCO	-	-	-	-	-
Teknik Berkat 3	Barge	1990	410	20,000	Malaysia	PetronasCarigali	Apr-08	Apr-12	131,000	72,000
West Alliance	Semi-submersible	2001	6,500	30,000	Malaysia	Shell	Jan-10	Jan-15	171,000	99,000
West Berani	Semi-submersible	2006	6,500	30,000	Indonesia	ConocoPhillips	Jan-09	Dec-11	164,000	126,000
West Menang	Semi-submersible	1999	6,500	30,000	Malaysia	Murphy 20	Jul-11	Jan-13	160,000	-
West Pelaut	Semi-submersible	1994	6,500	30,000	Brunei	Shell	Apr-09	Mar-12	138,500	67,000
					Brunei	Shell	Apr-12	Mar-15	120,000	-
West Setia	Semi-submersible	2005	6,500	30,000	Angola	Cabinda Gulf Oil Company/Chevron 12, 16	Aug-09	Aug-12	167,000	165,000
West Vencedor	Semi-submersible	2010	6,500	30,000	Angola	Cabinda Gulf Oil Company/Chevron 13,16	Apr-10	Jul-15	210,000	-
West Jaya	Semi-submersible	1Q11	6,500	30,000	Trinidad	BP 17	Sep-11	Sep-12	165,000	-
					Trinidad	BP 17	Sep-12	Sep-13	173,000	-
					Option	BP	Sep-13	Sep-14	178,000	-

Footnotes:
1)	HE - Harsh environment BE- Benign environment
2)	Owned by North Atlantic Drilling Ltd in which Seadrill owns 75 percent.
3)	Owned by Varia Perdana in which Seadrill controls 49 percent.
4)	For West Phoenix a mobilization fee of US$32.5 million is taken to income over the contract period.
5)	For West Sirius a mobilization fee of US$29.9 million is taken to income over the contract period.
6)	Dayrates partly received in Norwegian kroner. Assumed NOK/US$ foreign exchange rate 5.50.
7)	For West Hercules a mobilization fee of US$20 million is taken to income over the three year contract period. Dayrate recognised in the P&L will be adjusted for some 3.3% in revenue reducing tax.
8)	For West Aquarius a mobilization fee of US$8.2 million is taken to income over the contract period.
9)	For West Polaris a mobilization fee of US$23.2 million is taken to income over the contract period.
10)	For West Capella a mobilization fee of US$24.2 million is taken to income over the contract period.
11)
Dayrate include 5% performance bonus as well as estimated compensation for taxes and is partly received in Brazilian Real.
The mobilization fee of US$39.5 million is taken to income over the contract period.
Dayrates recognised in the P&L will be adjusted for some 3.5% in revenue reducing taxes on the service contract

12)	For West Setia a mobilization fee of US$8.5 million is taken to income over the contract period.
13)	For West Vencedor a mobilization and demobilization fees of US$20 million is taken to income over the contract period.
14)	For West Gemini a mobilization fee of US$19.3 million is taken to income over the contract period.
15)	For West Elara a mobilization fee of US$24 million will be taken to income over the contract period.
16)	Dayrates partly received in Euros. Assumed EUR/US$ foreign exchange rate of 1.40.
17)	For West Jaya a mobilization fee of US$22.3 million will be taken to income over the contract period.
18)	For West Pegasus a mobilization fee of US$25 million will be taken to income over the contract period.
19)	For West Linus a mobilization fee of US$24 million will be taken to income over the contract period.
20)	For West Menang a mobilization and upgrade fee of US$11 million will be taken to income over the contract period.

5/26/2011 (DMY)

(NYSE/OSE:  SDRL)
FLEET STATUS REPORT

The information contained in this Fleet Update report (the “Information”) is as of the date of the report only and is subject to change without notice to the recipient. Seadrill Limited assumes no duty to update any portion of the Information.

DISCLAIMER.  NEITHER SEADRILL LIMITED NOR ITS AFFILIATES MAKE ANY EXPRESS OR IMPLIED WARRANTIES (INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE) REGARDING THE INFORMATION CONTAINED IN THIS REPORT, WHICH INFORMATION IS PROVIDED "AS IS."

Neither Seadrill Limited nor its affiliates will be liable to any recipient or anyone else for any inaccuracy, error or omission, regardless of use, in the information set forth in this report or for any damages (whether direct or indirect, consequential, punitive or exemplary) resulting there from.

No Unauthorized Publication or Use. All information provided by Seadrill Limited in this report is given for the exclusive use of the recipient and may not be published, redistributed or retransmitted without the prior written consent of Seadrill Limited.

Client Contract Duration, Timing and Dayrates and Risks Associated with Operations. The duration and timing (including both starting and ending dates) of the client contracts are estimates only, and client contracts are subject to cancellation, suspension and delays for a variety of reasons, including some beyond the control of Seadrill Limited. Also, the dayrates set forth in the report are estimates based upon the full contractual operating dayrate. However, the actual average dayrate earned over the course of any given contract will be lower and could be substantially lower. The actual average dayrate will depend upon a number of factors (rig downtime, suspension of operations, etc.) including some beyond the control of Seadrill Limited. Our client contracts and operations are generally subject to a number of risks and uncertainties, and we urge you to review the description and explanation of such risks and uncertainties in previous prospectus. The dayrates do not include revenue for mobilizations, demobilizations, upgrades, shipyards or recharges.

5/26/2011 (DMY)